Happiness Biotech Group Ltd

No. 11, Dongjiao East Road

Shuangxi, Shunchang, Nanping City

Fujian Province, P.R.C.

March 8, 2019

VIA EDGAR

Mary Beth Breslin

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Happiness Biotech Group Ltd

Amendment No.3 to

Draft Registration Statement on Form F-1

Submitted December 31, 2018

CIK No. 0001751876

Dear Ms. Breslin:

Happiness Biotech Group Ltd. (the “Company”, “Happiness,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 15, 2019 regarding our Amendment to Draft Registration Statement on Form F-1 (the “Amendment No.2”) previously submitted on December 3, 2018. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended F-1 submitted publicly accompanying this Response Letter is referred to as Publicly Filed F-1.

Please note that new language we are including in Publicly Filed F-1 pursuant to your comments, is indicated in this letter in bold, italicized font; any deletions from the initial Registration Statement are indicated in this letter as strikethrough font.

Amendment No. 3 to DRS

Cover Page

1. Please revise your registration statement cover page to re-insert the narrative explanation that corresponds to footnote 2, or advise.

Response: In response to the Staff’s comment, we have rearranged the order of the narrative explanations corresponding to each footnote and add narrative explanation to footnote 2. Previous narrative explanation related to footnote 2 was deleted because of duplicate language.

2. We note your revised disclosure in the Underwriting section that Univest Securities will be your underwriter. Please revise your prospectus cover page to disclose the underwriter and the nature of the underwriting arrangement. Refer to Item 501 of Regulation S-K.

Response: In response to the Staff’s comment, we have revised the prospectus cover page to include the name of the underwriter and the nature of the underwriting arrangement.

Prospectus Summary

The Offering, page 7

3. Your revised disclosure on the prospectus cover page and in the Underwriting section states that the offering may terminate 120 days after the effective date unless extended. However, your disclosure in the “Offering period” section here and in the Description of Share Capital state that the offering may terminate 90 days after the effective date. Please reconcile your disclosures.

Response: In response to Staff’s comment, we have revised the disclosure in the in the “Offering period” section and in the Description of Share Capital section to state that the offering may terminate 120 days after the effective date of the registration statement.

Executive Compensation

Agreements with Named Executive Officers, page 69

4. We acknowledge your response to prior comment 3. However, the referenced disclosure appears to relate to Section 7(b) of the agreements. Please revise, but ensure that your disclosure corresponds to the agreement provision, or advise.

Response: In response to Staff’s comment, we have revised the disclosure accordingly.

Description of Share Capital, page 72

5. We acknowledge your response to prior comment 2. However, as previously noted, please ensure that your disclosures are updated to be consistent with the articles that will be in effect following the offering.

Response: In response to the Staff’s comment, we have revised the disclosure on page 72 to make it consistent with the articles to be effective after the following.

Underwriting, page 95

6. You state in your revised disclosure that you will enter into subscription agreements directly with investors. Please file a form of the subscription agreement as an exhibit.

Response: In response to Staff’s comment, we have provided a form of the subscription agreement as an exhibit.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu at jwu@htflawyers.com or by telephone at (212) 530-2208.

Very truly yours,

/s/ Xuezhu Wang
Xuezhu Wang CEO

cc:	Joan Wu
Hunter Taubman Fischer & Li LLC